

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2021

Robert S. McCormack
Sr. Vice President, General Counsel & Corporate Secretary
ViewRay, Inc.
1595 Wynkoop St., Ste. 900
Denver, CO 80202

> **Re: ViewRay, Inc.**
> **Form 8-K**
> **Exhibit No. 10.1**
> **Filed October 7, 2020**
> **File No. 001-37725**

Dear Mr. McCormack:

We have concluded our assessment of your redacted exhibit[s] for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance